FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2013

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ SHOICHI AOKI
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: February 21, 2013

Information furnished on this form:

EXHIBITS

Exhibit Number
Changes in Directors

February 21, 2013

To All Persons Concerned,

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Changes in Directors

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba; herein the “Company”) has unofficially decided to change its directors as set forth below in order to strengthen its management organization:

1.	Changes in Directors

The following changes will be made effective as of April 1, 2013, pursuant to the approval of the board of directors at a meeting to be held on February 27, 2013.

Name	New Title(s)	Current Titles
Tetsuo Kuba	Chairman and Representative Director	President and Representative Director President and Executive Officer

Tatsumi Maeda	Vice Chairman and Representative Director	Vice President and Representative Director Vice President and Executive Officer

Goro Yamaguchi	President and Representative Director President and Executive Officer	Director Managing Executive Officer

2.	Director to Resign

The following director is scheduled to resign from the board of directors at the annual general meeting of shareholders to be held in June 2013.

Name	New Title	Current Title
Makoto Kawamura	Advisor	Chairman and Representative Director

*	Makoto Kawamura will become Advisor and Director as of April 1, 2013, and is scheduled to resign from the board at the annual general meeting of shareholders to be held in June 2013.

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3.	Brief Personal History of New President and Representative Director

Name:	Goro Yamaguchi

Date of Birth:	January 21, 1956

Education:	Graduated from Doshisha University with a degree in Engineering in March 1978

Birthplace:	Kyoto City, Kyoto Prefecture, Japan

Career:

Mar. 1978	Joined Kyoto Ceramic Co., Ltd. (currently Kyocera Corporation)

Apr. 2002	General Manager of Semiconductor Components Domestic Sales Division

Aug. 2002	Deputy General Manager of Corporate Semiconductor Components Sales Division

Jun. 2003	Executive Officer

Jul. 2004	General Manager of Corporate Semiconductor Components Sales Division

Jun. 2005	Senior Executive Officer

Deputy General Manager of Corporate Semiconductor Components Group

and General Manager of Corporate Semiconductor Components Sales Division

Apr. 2009	Managing Executive Officer [present]

General Manager of Corporate Semiconductor Components Group [present]

Jun. 2009	Director [present]

Apr. 2013	President and Representative Director [scheduled]

President and Executive Officer [scheduled]

Number of the Company’s shares held:	8,007 (as of September 30, 2012)

*	The number of shares of the Company held includes his ownership in the Stock Purchase Plan for Kyocera Group Executives.

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